Filed by Noble Energy, Inc. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Noble Energy, Inc.
(Commission File No.: 001-07964)

On July 20, 2020, Noble Energy, Inc. (“Noble Energy”) provided the following communication (the “Employee FAQ”) relating to its pending merger transaction with Chevron Corporation (“Chevron”) to its employees.

1.	What was announced?

•	Noble Energy has entered an agreement to combine with Chevron in an all-stock merger.

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Together, Noble Energy will become part of an even stronger global energy platform with the scale, quality assets, operational excellence and financial flexibility to capitalize on significant opportunities to drive long-term value for all our stakeholders, including our employees.

2.	What are the terms of the transaction?

•	Under the terms of the agreement, at closing Noble Energy shareholders will receive 0.1191 Chevron shares for each share of Noble Energy common stock they own.

•	The transaction has an enterprise value, including debt of $13 billion.

3.	What approvals are required for the transaction?

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The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act as well as approvals in other jurisdictions around the world.

•	The transaction is also subject to the approval by Noble Energy shareholders.

4.	When will the transaction be completed?

•	Subject to regulatory and shareholder approvals, and the satisfaction of other customary closing conditions, we expect to complete the transaction in the fourth quarter of 2020.

•	Until then, Noble Energy and Chevron remain separate, independent companies.

5.	Why is Noble Energy combining with Chevron? Why now?

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We have known and respected Chevron for many years, and believe that this is the right time to partner with them to build on the positive momentum underway at Noble Energy and maximize the long-term value of our assets.

•	Over our nearly 90 year history, Noble Energy has grown into a leading independent exploration and production company with a world-wide portfolio and industry leading execution.

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As we considered opportunities to create value and continue advancing our strategy, the Noble Energy Board of Directors and management team conducted a thorough process, supported by advisors, to carefully review and consider a wide range of strategic alternatives.

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Following this review, the Board and management team unanimously determined that the merger with Chevron is the superior option to maximize our asset base with additional resources to invest, and that now is the right time to capitalize on this partnership.

6.	What are the benefits of the combination?

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With the addition of Chevron’s global scale, diversified portfolio and financial strength, Noble Energy will be well positioned to generate value and continue to support the long-term interests of our customers, suppliers, business partners and other key stakeholders.

•	We believe this transaction is a win-win for all of our stakeholders:

•	For employees, we expect that being part of a much larger, more diversified and better-capitalized company will result in exciting career development and advancement opportunities.

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Our shareholders will receive a premium for their Noble Energy shares in the form of Chevron common stock, giving them the opportunity to participate in the upside potential of this combination and enjoy an attractive quarterly cash dividend.

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Our customers and business partners will experience the enhanced capabilities that come from joining a global supermajor, with deep resources, unrivaled LNG expertise and a well-deserved reputation for operating safely, efficiently and with integrity.

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For our communities and the environment, we remain dedicated to building on our track record of corporate citizenship, sustainability and responsibility. Chevron is committed to continued leadership in these areas.

7.	What does this combination mean for Noble Energy employees? What will change?

•	This combination is about becoming part of an even stronger global energy platform, and providing significant benefits for all of our stakeholders, including our employees.

•	We expect that employees will benefit from exciting career development and advancement opportunities.

•	Given our similar cultures and complementary organizations, Noble Energy and Chevron will build together on our strong track records of safety and leadership within the industry.

•	Importantly, until the transaction is completed, which we expect to happen in the fourth quarter of 2020, Noble Energy and Chevron will continue to operate as separate, independent companies.

•	It remains business as usual at Noble Energy.

•	We ask that employees do their best to stay focused on day-to-day responsibilities, support one another and seize the moment to start building something even stronger together.

•	Let’s continue safely and responsibly developing and operating resources that continue ‘energizing the world, bettering people’s lives’ as we have for the last nine decades.

8.	Following close of the transaction, how will Noble Energy and Chevron be integrated?

•	This announcement is just the first step in the process.

•	We expect to move quickly building an integration planning team with members from both companies to take a thoughtful and comprehensive approach to integration.

•	Through that process, we will determine the best way to bring Noble Energy and Chevron together.

•	Notably, Chevron has prior integration experience, including with field performance in drilling, completions and operations of onshore assets.

•	We look forward to sharing more information as decisions are made over the next several months.

9.	What happens to Noble Midstream Partners?

•	Noble Midstream partners is a separate, publicly traded company, and it will continue to operate in the normal course following the combination of Noble Energy and Chevron.

10.	Will there be any layoffs as a result of this transaction?

•	Both Noble Energy and Chevron are focused on making the transition as smooth as possible for employees at all levels.

•	By joining together with a much larger, more diversified and better-capitalized company, we believe this transaction will create career growth and advancement opportunities for Noble Energy employees.

•	Chevron and Noble Energy have great respect for one another, and recognize the value of our respective employees.

•	Given the complementary nature of our operations, we believe there will likely be some overlap in job duties among our employees.

•	When we have a clear view of the impact of that overlap, we will share more.

11.	Will this announcement impact current salaries and benefits for Noble Energy employees? Will my 401k or healthcare benefits change?

•	Until the transaction is completed, Noble Energy and Chevron continue to operate as separate, independent companies.

•	We do not expect employees will see a material change in compensation or benefits as a result of the announcement.

•	Chevron is committed to providing a comprehensive and competitive compensation and benefits package for employees.

12.	What is Chevron’s culture like? How will we fit together?

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We have known and respected Chevron for many years, and believe that this is the right time to partner with them to build on the positive momentum underway at Noble Energy and maximize the long-term value of our assets.

•	While Chevron is bigger than Noble Energy, in nearly every other way we are very similar.

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Like Noble Energy, Chevron learns from and respects the cultures where it operates. Chevron has an inclusive work environment that values the uniqueness and diversity of individual talents, experiences and ideas.

•	Additionally, we share similar commitments to safety and to the environment.

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Together with Chevron, we will stay true to our core values and become part of an even stronger global energy platform with the scale, quality assets and financial flexibility to capitalize on significant opportunities to drive long-term value for all our stakeholders, including our employees.

13.	What are the next steps to complete the transaction? What should I expect between now and then?

•	Announcing the combination is just the first step in bringing together our two companies.

•	We expect to complete the transaction in the fourth quarter of 2020, subject to customary closing conditions and shareholder approval.

•	We expect to move quickly building an integration planning team with members from both companies to take a thoughtful and comprehensive approach to integration.

•	Through that process, we will determine the best way to bring Noble Energy and Chevron together.

•	Until the transaction is completed, Noble Energy and Chevron will continue to operate as separate, independent companies.

•	Please do your best to stay focused on your day-to-day responsibilities, support one another and seize the moment to start building something even stronger together.

14.	Will the Noble Energy management team remain with the business after closing?

•	Chevron is excited to have the opportunity to meet many of our leaders.

•	The specific leadership team will be decided as part of the integration process.

•	We will keep you updated regarding any additional organizational changes as we move forward.

15.	Will we continue to be headquartered in Houston? What about Noble Energy’s other locations? Will I have to relocate?

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We expect to move quickly building an integration planning team comprising leaders of both Noble Energy and Chevron to determine how to best bring our companies together following the close of the transaction.

•	In the near-term, all employees will continue in their same work locations.

16.	What does this transaction mean for Noble Energy customers? Business partners?

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With the addition of Chevron’s global scale, diversified portfolio and financial strength, Noble Energy will be well positioned to generate value and continue to support the long-term interests of our customers, suppliers, business partners and other key stakeholders.

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Our customers and business partners will experience the enhanced capabilities that come from joining a global supermajor, with deep resources, unrivaled LNG expertise and a well-deserved reputation for operating safely, efficiently and with integrity.

17.	I own Noble Energy stock. What should I do with it? What will happen to it at closing?

•	You do not need to do anything at this time.

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Shareholders will receive a proxy statement/prospectus in connection with the transaction, and Noble Energy will hold a special meeting of shareholders to vote on approval of the transaction and related matters.

•	Any Noble Energy shares owned at the time of closing will entitle you to receive a fixed ratio of Chevron common stock in exchange for your Noble Energy shares.

18.	I have unvested Noble Energy stock. What happens to it?

•	Unvested Noble Energy stock will be replaced with Chevron stock using the exchange ratio under the merger agreement.

•	The terms of that award will remain unchanged from the terms of any unvested Noble Energy stock.

19.	What should I say if I’m asked about the transaction by the media or an external party?

•	Consistent with company policy, we ask that you refrain from commenting on any questions you receive from media or the financial community.

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Please forward any inquiries you may receive from the media to Trudi Boyd at (346) 363-9177 or media@nblenergy.com, and from investors or analysts to Brad Whitmarsh at (281) 943-1670 or brad.whitmarsh@nblenergy.com.

20.	Where can employees obtain additional information? Who can I contact if I have more questions?

•	Our culture of transparency is part of our success, and we are committed to keeping you informed on this process as appropriate.

•	Supervisors will be conducting small group meetings over the coming days and weeks.

•	Should you have any immediate questions, please reach out to your supervisor.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy’s website at http://investors.nblenergy.com.

Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite

Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for Chevron’s or Noble Energy’s products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the parties operate; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the parties’ suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chevron’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; Chevron’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; and Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Noble Energy assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in Noble Energy’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on the Noble Energy’s website at http://investors.nblenergy.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov.